SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of February 2011
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                    .

Shinhan Financial Group
120, 2-Ga, Taepyungro, Jung Gu,
Seoul 100-102, Korea
February 21, 2011
Convocation Notice of the 10th Annual General Meeting of Shareholders
To our Shareholders:
Notice is hereby given that the 10th Annual General Meeting of Shareholders of Shinhan Financial Group will be held as described hereunder and your attendance is cordially requested.
Meeting Description

1. Date and Time	March 23, 2011 10 A.M., Seoul time.

2. Place	Auditorium, 20th floor, Shinhan Bank, 120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea
Agendas to be voted on:
1)	Approval of Financial Statements (Statement of Financial Position, Statement of Income and Statement of Appropriation of Retained Earnings) for fiscal year 2010 (January 1, 2010~ December 31, 2010)

2)	Approval of Revision to Articles of Incorporation

3)	Approval of Director Remuneration Limit
4)	Appointment of Directors (12 directors)
4-1) Executive Director Candidate: Mr. Dong Woo Han
4-2) Non-executive Director Candidate: Mr. Jin Won Suh
4-3) Outside Director Candidate: Mr. Taeeun Kwon
4-4) Outside Director Candidate: Mr. Kee Young Kim
4-5) Outside Director Candidate: Mr. Seok Won Kim
4-6) Outside Director Candidate: Mr. Hoon Namkoong
4-7) Outside Director Candidate: Mr. Jaekun Yoo
4-8) Outside Director Candidate: Mr. Ke Sop Yun

4-9) Outside Director Candidate: Mr. Jung Il Lee
4-10) Outside Director Candidate: Mr. Sun Tae Hwang
4-11) Outside Director Candidate: Mr. Haruki Hirakawa
4-12) Outside Director Candidate: Mr. Philippe Aguignier
5)	Appointment of Audit Committee Members (4 members)
5-1) Audit Committee Member Candidate: Mr. Taeeun Kwon
5-2) Audit Committee Member Candidate: Mr. Seok Won Kim
5-3) Audit Committee Member Candidate: Mr. Ke Sop Yun
5-3) Audit Committee Member Candidate: Mr. Sun Tae Hwang
For details of the agenda for the 10th Annual General Meeting of Shareholders, please visit our website http://www.shinhangroup.co.kr/eng/main/main.html

Meeting Agendas

Agenda Item No. 1	Approval of Financial Statements (Statement of Financial Position, Statement of Income and Statement of Appropriation of Retained Earnings) for fiscal year 2010 (January 1, 2010 ~ December 31, 2010)
Please refer to Appendix A for financial statements of Shinhan Financial Group.
The dividends proposed by the Board of Directors for fiscal year 2010 is as follows
1)	Dividend for Common Stocks: KRW 355,650 million (KRW 750 per share, 15% of par value and 1.45% of market price of Common Stock)

2)	Dividend for Preferred Stocks: KRW 230,586 million

3)	Total Dividend Amount: KRW 586,236 million

Agenda Item No. 2	Approval of Revision to Articles of Incorporaton
The following table sets forth a summary of the proposed amendments to the Articles of Incorporation;

Current Provisions		Proposed Amendments		Remarks

Article 1 (omitted)		Article 1 (not subject to amendment)

Article 2 (Objectives)		Article 2 (Objectives)
(1~3)	(omitted)	(1~3)	(not subject to amendment)
(4)	To develop and sell joint products with its subsidiary, etc., and to provide business support for the joint use of facility, computer system, etc. with its subsidiary, etc.	(4)	To develop and sell joint products with its subsidiary, etc., and to provide the necessary resources for the business operation of its subsidiary, etc.	To reflect the amendment to Article 11 of the Enforcement Decree of the Financial Holding Company Act relating to business objectives.
(new)		(5)	To provide business support including computer, legal, accounting support, etc., entrusted by its subsidiary, etc.
(5)	(omitted)	(6)	(not subject to amendment)	To change paragraph number.

Article 3 ~ 23 (omitted)		Article 3 ~ 23 (not subject to amendment)		—

Article 24 (Authority to Convene)		Article 24 (Authority to Convene)
(1)	The Representative Director-President of the Company shall convene the General Meeting of Shareholders in accordance with resolution of the Board of Directors, unless otherwise prescribed by applicable laws and ordinances.	(1)	The Representative Director-Chairman of the Company shall convene the General Meeting of Shareholders in accordance with resolution of the Board of Directors, unless otherwise prescribed by other laws and ordinances.	To reflect corporate governance structure change.
(2)	If the Representative Director-President is unable to perform his/her duties, the General Meeting of Shareholders shall be convened by a Director designated by the Board of Directors.	(2)	If the Representative Director-Chairman is unable to perform his/her duties, the General Meeting of Shareholders shall be convened by a Director designated by the Board of Directors.

Article 25~35 (omitted)		Article 25~35 (not subject to amendment)

Article 36 (Election of Director)		Article 36 (Election of Director)
(1~2)	(omitted)	(1~2)	(not subject to amendment)	—
(3)	(new)	(3)	The Directors other than Outside Directors shall be recommended by the Board Steering Committee pursuant to Article 47 of these Articles of Incorporation and elected at the General Meeting of Shareholders.	To clarify the appointment process of the Directors other than Outside Directors.

Article 37 (omitted)		Article 37 (not subject to amendment)

Article 38 (Eligibility of Outside Director)		Article 38 (Eligibility of Outside Director)
(1)	(omitted)	(1)	(not subject to amendment)
1.	a professional manager (it being noted that an individual who is or was an executive officer or served at an equivalent or more senior position, of a company that is subject to external audit according to the Act on External Audit of Stock Companies or similar foreign laws, provided that, even if such company does not meet the above eligibility requirement, an individual who has worked for five or more years at a company meeting the minimum size requirements prescribed by the Outside Director Recommendation Committee shall be regarded as a professional manager);	1.	a professional manager (it being noted that an individual who is or was an executive officer or served at an equivalent or more senior position, of a company that is subject to external audit according to the Act on External Audit of Stock Companies or similar foreign law, provided that, even if such company does not meet the above eligibility requirement, an individual who has worked for five or more years at a company meeting the minimum size requirements prescribed by the Outside Director Recommendation Committee equivalent or higher than an executive position shall be regarded as a professional manager);	To reflect recommendations from the FSS examination.
2.~8.	(omitted)	2.~8.	(not subject to amendment)
(2)	(omitted)	(2)	(not subject to amendment)

Article 39 (omitted)		Article 39 (not subject to amendment)

Article 40 (Appointment of Representative Director, et al.)		Article 40 (Appointment of Representative Director, et al.)

Current Provisions			Proposed Amendments	Remarks

	The Company may appoint one Representative Director-Chairman and one Representative Director-President, by resolution of the Board of Directors.		The Company shall appoint one Representative Director-Chairman, by resolution of the Board of Directors.	To reflect changes in the corporate governance structure.

Article 41 (Duties of Directors)			Article 41 (Duties of Directors)
(1)	The Representative Director-Chairman shall represent the Company and shall oversee the business operations of the Company.	(1)	The Representative Director-Chairman shall represent the Company, perform the matters resolved by the Board of Directors and oversee the business operations of the Company as determined by the Board of Directors.	To reflect changes in the corporate governance structure.
(2)	The Representative Director-Presidents shall also represent the Company and shall perform the matters resolved by the Board of Directors and oversee the business operations of the Company as determined by the Board of Directors.	(2)	(deleted)	To reflect changes in the corporate governance structure.
(3)	(omitted)	(2)	(not subject to amendment)	—

Article 42 (omitted)			Article 42 (not subject to amendment)

Article 43 (Composition and Convening of the Meeting of Board of Directors)			Article 43 (Composition and Convening of the Meeting of Board of Directors)
(1~2)	(omitted)	(1~2)	(not subject to amendment)
(3)	The Meeting of the Board of Directors shall be convened by the Representative Director-Chairman of the Director designated by the Board of Directors (if any) by giving notice to each Director at least seven (7) days prior to the scheduled date of such Meeting. However, such period may be reduced upon occurrence of urgent events, and the said procedures may be omitted with the consent thereon of all Directors.	(3)	The Meeting of the Board of Directors shall be convened by the Chairman of Board of Directors by giving notice to each Director at least seven (7) days prior to the scheduled date of such Meeting. However, such period may be reduced upon occurrence of urgent events, and the said procedures may be omitted with the consent thereon of all Directors.	To reflect changes in the corporate governance structure.

Article 44~53 (omitted)			Article 44~53 (not subject to amendment)

Article 54 (Preparation and Maintenance of Financial Statements and Business Reports)			Article 54 (Preparation and Maintenance of Financial Statements and Business Reports)
(1)	The Representative Director-President of the Company shall prepare the following documents to be submitted to the Ordinary General Meeting of Shareholders, together with supplementary data and business reports, and have such documents audited by the Audit Committee no later than six (6) weeks before the date of the Ordinary General Meeting of Shareholders:	(1)	The Representative Director-Chairman of the Company shall prepare the following documents to be submitted to the Ordinary General Meeting of Shareholders, together with supplementary data and business reports, and have such documents audited by the Audit Committee no later than six (6) weeks before the date of the Ordinary General Meeting of Shareholders:	To reflect changes in the corporate governance structure.
(a~c) (2)	(omitted) The Audit Committee shall submit an audit report to the Representative Director-President no later than one (1) week before the date of the Ordinary General Meeting of Shareholders.	(a~c)	(not subject to amendment)
			The Audit Committee shall submit an audit report to the Representative Director-Chairman no later than one (1) week before the date of the Ordinary General Meeting of Shareholders.	To reflect changes in the corporate governance structure.
(3)	The Representative Director-President shall keep file copies of the documents described in Paragraph (1) above, together with the business report and Audit Committee’s audit report thereon, at the head office of the Company for five (5) years, and certified copies of all of such documents at the branches of the Company for three (3) years, beginning from one (1) week before the date of the Ordinary General Meeting of Shareholders.	(3)	The Representative Director-Chairman shall keep file copies of the documents described in Paragraph (1) above, together with the business report and Audit Committee’s audit report thereon, at the head office of the Company for five (5) years, and certified copies of all of such documents at the branches of the Company for three (3) years, beginning from one (1) week before the date of the Ordinary General Meeting of Shareholders.	To reflect changes in the corporate governance structure.
(4)	Immediately upon obtaining the approval for the documents mentioned in Paragraph (1) above from the General Meeting of Shareholders, the Representative Director-President shall make a public notice of the balance sheet, income statement, consolidated balance sheet and income statement pursuant to the Act on External Audit of Stock Companies and the opinion of an external auditor. In doing so, notwithstanding the provisions of Article 4, the Company may use the means of electronic document as prescribed by Article 55.2 of the Financial Holding Company Act.	(4)	Immediately upon obtaining the approval for the documents mentioned in Paragraph (1) above from the General Meeting of Shareholders, the Representative Director-Chairman shall make a public notice of the balance sheet, income statement, consolidated balance sheet and income statement pursuant to the Act on External Audit of Stock Companies and the opinion of an external auditor. In doing so, notwithstanding the provisions of Article 4, the Company may use the means of electronic document as prescribed by Article 55.2 of the Financial Holding Company Act.	To reflect changes in the corporate governance structure.

Article 55~60 (omitted)			Article 55~60 (not subject to amendment)	—

(new)			Addenda 8	—
			Article 1 (Effective Date) These Articles of Incorporation shall become effective as of March 23, 2011.

Agenda Item No.3     Approval of Director Remuneration Limit
KRW 6.0 billion is proposed as the maximum amount of aggregate remuneration that may be disbursed to the 12 directors, including 10 outside directors, of the Company for fiscal year 2011. For your reference the limitation for fiscal year 2010 for 12 directors, including 8 outside directors, was KRW 8.5 billion.
Additionally, 71,000 performance shares are proposed to be granted as the maximum aggregate amount of shares that may be disbursed from April 2, 2010 to December 31, 2013 to the directors of Shinhan Financial Group as long-term incentives over the term of their office. The approval and ratification of awards, performance measure and allocation for these performance shares will be delegated to the Board of Directors.

Agenda Item No. 4	Appointment of Directors (12 directors)
Agenda Item No.4-1 Executive Director Candidate                     Mr. Dong Woo Han

1.	Date of Birth	November 10, 1948

2.	Nominator	Board Steering Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.23, 2011 until the 13th AGM (3 year)

6.	Current Position	—

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendence rate	N.A.

8.	Education	LL.B., College of Law, Seoul National University

9.	Main Work Experience

	2007 - 2009	Vice Chairman, Shinhan Life Insurance

	2002	Chief Executive Officer, Shinhan Life Insurance

	1999	Vice President, Shinhan Bank

	1995	Managing Director, Shinhan Bank

	1993	Director, Shinhan Bank

	1987	Head of Human Resources, Shinhan Bank

	1986	General Manager, Jong-No Branch, Shinhan Bank

	1983	Head of Planning & Coordination, Shinhan Bank

	1982	Founding Staff Member of Shinhan Bank

	1977	Joined Korea Credit Guarantee Fund

	1971	Joined Korea Trust Bank

Agenda Item No.4-2 Non-executive Director Candidate                    Mr. Jin Won Suh

1.	Date of Birth	April 20, 1951

2.	Nominator	Board Steering Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.23, 2011 until the 11th AGM (1 year)

6.	Current Position	President & CEO of Shinhan Bank

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendence rate	N.A.

8.	Education	BA in Historical Science, Korea University

9.	Main Work Experience

	2010 - current	President & CEO, Shinhan Bank

	2007	Chief Executive Officer, Shinhan Life Insurance

	2006	Deputy President, Shinhan Financial Group

	2004	Deputy President, Shinhan Bank

	2002	Deputy Head of the Retail Banking Division, Shinhan Bank

	2000	General Manager, Human Resource Department, Shinhan Bank

	1997	General Manager, Information & Technology Department, Shinhan Bank

	1995	General Manager, Pohang Branch

	1993	General Manager, Myeonmuk-Dong Branch

	1991	General Manager, Personnel Training Office, Shinhan Bank

	1983	Joined Shinhan Bank

Agenda Item No.4-3 Outside Director Candidate                    Mr. Taeeun Kwon

1.	Date of Birth	January 29, 1941

2.	Nominator	Outside Director Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.23, 2011 until the 12th AGM (2 year)

6.	Current Position	Professor, Nagoya University of Foreign Studies

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendance rate	N.A.

8.	Education	Ph.D. in Business Administration, Nanzan University

9.	Main Work Experience

	2010 - current	Dean, Department of Global Business, School of Contemporary International Studies, Nagoya University of Foreign Studies

	1983 - 2010	Chief Executive Officer, Nam Bu Ham Co., Ltd

	1997 - 2009	Committee member, Korean Residents’ Union HQ in Japan

	1991 - 2008	Counsel and Director, Korea Education Foundation

	2004	Professor, Department of Global Business, School of Contemporary

International Studies, Nagoya University of Foreign Studies

Agenda Item No.4-4 Outside Director Candidate                    Mr. Kee Young Kim

1.	Date of Birth	October 7, 1937

2.	Nominator	Outside Director Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.23, 2011 until the 12th AGM (2 year)

6.	Current Position	President, Kwangwoon University

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendance rate	N.A.

8.	Education	Ph.D in Business Administration, Washington University

9.	Main Work Experience

	2009 - current	President, Kwangwoon University

	2004 - 2009	Outside Director, GS Holdings Corp.

	2003	Outside Director, KTB Networks, currently KTB Investment & Securities Co., Ltd.

	2000	Dean, Graduate School of Information, Yonsei University

	1979 - 2003	Professor, School of Business, Yonsei University

Agenda Item No.4-5 Outside Director Candidate                    Mr. Seok Won Kim

1.	Date of Birth	April 29, 1947

2.	Nominator	Outside Director Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.23, 2011 until the 12th AGM (2 year)

6.	Current Position	Chairman, Credit Information Companies Association

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendance rate	N.A.

8.	Education	Ph.D. in Economics, Kyung Hee University

9.	Main Work Experience

	2009 - current	Chairman, Credit Information Companies Association

	2006 - 2009	Chairman, Korea Federation of Savings Banks

	2005	Outside Director, Woori Bank

	2002 - 2005	Vice President, Korea Deposit Insurance Corporation

	1999 - 2001	Head of the Korea-OECD Multilateral Tax Center

Agenda Item No.4-6 Outside Director Candidate                    Mr. Hoon Namkoong

1.	Date of Birth	June 26, 1947

2.	Nominator	Outside Director Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.23, 2011 until the 12th AGM (2 year)

6.	Current Position	Outside Director, Samsung Electro-Magnetics Co., Ltd

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendance rate	N.A.

8.	Education	M.A. in public administration from University of Wisconsin at Madison

9.	Main Work Experience

	2009 - current	Outside Director, KORAMCO (Korea Real Asset Management Company)

	2005 - current	Outside Director, Samsung Electro-Magnetics Co., Ltd

	2005 - 2008	Chairman, Korea Life Insurance Association

	2000 - 2004	Member, Monetary Policy Committee, Bank of Korea

	1999 - 2000	Chairman and President, Korea Deposit Insurance Corporation

Mr. Hoon Namkoong has been serving as an Outside Director for Samsung Electro-Magnetics from February 2005. Prior to Shinhan Financial Group’s FY 2010 Annual General Meeting of Shareholders, Mr. Namkoong plans to resign the Outside Director seat of Samsung Electro-Magnetics.

Agenda Item No.4-7 Outside Director Candidate                    Mr. Jaekun Yoo

1.	Date of Birth	August 24, 1941

2.	Nominator	Outside Director Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.23, 2011 until the 12th AGM (2 year)

6.	Current Position	Chairman, Sankeihonsha Co., Ltd.

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendance rate	N.A.

8.	Education	—

9.	Main Work Experience

	2003	Non-executive Director, Shinhan Financial Group

	1997 - 2003	Chairman of Korean-Japanese Chamber of Commerce in Tokyo

	1998	Non-executive Director, Shinhan Bank

Agenda Item No.4-8 Outside Director Candidate                    Mr. Ke Sop Yun

1.	Date of Birth	May 20, 1945

2.	Nominator	Outside Director Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.23, 2011 until the 11th AGM (1 year)

6.	Current Position	Emeritus Professor, College of Business Administration, Seoul National University

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100% (attended all 8 BoD meetings held in FY 2010)

8.	Education	Ph.D in Business Administration, Seoul National University

9.	Main Work Experience

	2001 - current	Chairman, Seoul Economist Club

	1999 - 2001	Dean, College of Business Administration, Seoul National University

	1997 - 1998	Exchange professor of London Graduate School, England(LBS)

	1997	Member, Financial Renovation Committee

Agenda Item No.4-9 Outside Director Candidate                    Mr. Jung Il Lee

1.	Date of Birth	August 28, 1952

2.	Nominator	Outside Director Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.23, 2011 until the 11th AGM (1 year)

6.	Current Position	CEO, Hirakawa Shoji Co., Ltd.

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendance rate	N.A.

8.	Education	BA in Political Science & Economics, Meiji University

9.	Main Work Experience

	2009	Outside Director, Shinhan Financial Group

	1990	CEO, Hirakawa Shoji Co., Ltd

Agenda Item No.4-10 Outside Director Candidate                    Mr. Sun Tae Hwang

1.	Date of Birth	October 11, 1948

2.	Nominator	Outside Director Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.23, 2011 until the 12th AGM (2 year)

6.	Current Position	Of Counsel, LOGOS Law, LLC

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendance rate	N.A.

8.	Education	LL.M, Graduate School of Law, Seoul National University

9.	Main Work Experience

	2005 - 2010	Representative Attorney, LOGOS Law, LLC

	2004 - 2005	Chief Prosecutor, Seoul Eastern District Prosecutors’ Office

	2003 - 2004	Chief Prosecutor, Kwangju District Prosecutors’ Office

	2002 - 2003	Chief Prosecutor, Daejeon District Prosecutors’ Office

	2001 - 2002	Head of the Inspection Department, Supreme Prosecutors’ Office

	2000 - 2001	Chief Prosecutor, Cheonju District Prosecutors’ Office

Agenda Item No.4-11 Outside Director Candidate                    Mr. Haruki Hirakawa

1.	Date of Birth	November 7, 1964

2.	Nominator	Outside Director Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.23, 2011 until the 11th AGM (1 year)

6.	Current Position	CEO, Kokusai Kaihatsu Co., Ltd

7.	New Appointment	Yes

	7-1 If incumbent, prior year BoD meeting attendance rate	N.A.

8.	Education	BA in Political Science & Economics, Kinki University

9.	Main Work Experience

	2008	CEO, Kokusai Kaihatsu Co., Ltd

	2006	CEO, Shinei Shoji Co., Ltd

	1994	CEO, Hirakawa Shoji Co., Ltd

Agenda Item No.4-12 Outside Director Candidate                    Mr. Philippe Aguignier

1.	Date of Birth	September 26, 1957

2.	Nominator	Outside Director Recommendation Committee

3.	Relation to the largest shareholder	Employee

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.23, 2011 until the 11th AGM (1 year)

6.	Current Position	Head of Retail Banking for Asia, BNP Paribas

7.	New Appointment	No

	7-1 If incumbent, prior year BoD meeting attendance rate	100% (attended all 8 BoD meetings held in FY 2010)

8.	Education	Ph.D in Far Eastern Studies, Universite Paris III (Inalco)

9.	Main Work Experience

	2010 - current	Head of Retail Banking for Asia, BNP Paribas

	2006 - 2009	Vice-President, Bank of Nanjing Head of Retail Banking for China, BNP Paribas

	2002 - 2006	Head, BNP Paribas Group Investor Relations and Financial Information

Agenda Item No. 5	Appointment of Audit Committee Members (3 members)
Among the nominated outside director candidates, Messrs. Taeeun Kwon, Seok Won Kim, Ke Sop Yun and Sun Tae Hwang were recommended as candidates of Audit Committee Members for FY 2011 through the resolution of the Audit Committee Member Recommendation Committee.

Agenda Item No.5-1 Audit Committee Member Candidate                    Mr. Taeeun Kwon

1.	Date of Birth	January 29, 1941

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.23, 2011 until the 11th AGM (1 year)

6.	Current Position	Professor, Nagoya University of Foreign Studies

7.	Education	Ph.D. in Business Administration, Nanzan University

8.	Main Work Experience

	2010 - current	Dean, Department of Global Business, School of Contemporary International Studies, Nagoya University of Foreign Studies

	1983 - 2010	Chief Executive Officer, Nam Bu Ham Co., Ltd

	1997 - 2009	Committee member, Korean Residents’ Union HQ in Japan

	1991 - 2008	Counsel and Director, Korea Education Foundation

	2004	Professor, Department of Global Business, School of Contemporary International Studies, Nagoya University of Foreign Studies

Agenda Item No.5-2 Audit Committee Member Candidate                    Mr. Seok Won Kim

1.	Date of Birth	April 29, 1947

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.23, 2011 until the 11th AGM (1 year)

6.	Current Position	Chairman, Credit Information Companies Association

7.	Education	Ph.D. in Economics, Kyung Hee University

8.	Main Work Experience

	2009 - current	Chairman, Credit Information Companies Association

	2006 - 2009	Chairman, Korea Federation of Savings Banks

	2005	Outside Director, Woori Bank

	2002 - 2005	Vice President, Korea Deposit Insurance Corporation

	1999 - 2001	Head of the Korea-OECD Multilateral Tax Center

Agenda Item No.5-3 Audit Committee Member Candidate                    Mr. Ke Sop Yun

1.	Date of Birth	May 20, 1945

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.23, 2011 until the 11th AGM (1 year)

6.	Current Position	Emeritus Professor, College of Business Administration, Seoul National University

7.	Education	Ph.D in Business Administration, Seoul National University

8.	Main Work Experience

	2001 - current	Chairman, Seoul Economist Club

	1999 - 2001	Dean, College of Business Administration, Seoul National University

	1997 - 1998	Exchange professor of London Graduate School, England(LBS)

	1997	Member, Financial Renovation Committee

Agenda Item No.5-4 Audit Committee Member Candidate                    Mr. Sun Tae Hwang

1.	Date of Birth	October 11, 1948

2.	Nominator	Audit Committee Member Recommendation Committee

3.	Relation to the largest shareholder	None

4.	Business transaction with SFG during the last 3 years	None

5.	Term of Office	From Mar.23, 2011 until the 11th AGM (1 year)

6.	Current Position	Of Counsel, LOGOS Law, LLC

7.	Education	LL.M, Graduate School of Law, Seoul National University

8.	Main Work Experience

	2005 - 2010	Representative Attorney, LOGOS Law, LLC

	2004 - 2005	Chief Prosecutor, Seoul Eastern District Prosecutors’ Office

	2003 - 2004	Chief Prosecutor, Kwangju District Prosecutors’ Office

	2002 - 2003	Chief Prosecutor, Daejeon District Prosecutors’ Office

	2001 - 2002	Head of the Inspection Department, Supreme Prosecutors’ Office

	2000 - 2001	Chief Prosecutor, Cheonju District Prosecutors’ Office

Additional Information
1.	Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2010. As of the record date, there were 474,199,587 shares outstanding, all of which are valid shares for voting.

2.	Method of Resolutions

Pursuant to the provisions of the Commercial Code, Agenda Item No. 1, 3, 4 and 5 shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote. Agenda Item No. 2 shall be passed by at least two-thirds of the votes cast by the shareholders present at the meeting and at least one-third of total shares entitled to vote.

Appendix A. Financial Statements of Shinhan Financial Group
1) Statement of Financial Position
Non-Consolidated Statement of Financial Position
December 31, 2010 and December 31, 2009
(In millions of KRW)

Assets
I. Cash and Due from Banks		861,284		429,825
1. Due from Banks		861,284		429,825
II. Securities		27,024,517		25,035,976
1. Equity Method Investment Securities		27,024,517		25,035,976
III. Loans		1,447,725		1,567,125
Allowance for Loan Losses		(7,275)		(7,875)
1. Loans in Won		1,455,000		1,575,000
IV. Premises and Equipment		1,488		1,191
1. Equipment	2,018		1,673
Accumulated Depreciation	(1,603)	415	(1,410)	263
2. Others	3,721		3,169
Accumulated Depreciation	(2,648)	1,073	(2,241)	928
V. Other Assets		281,656		86,589
Allowance for Losses		(1,324)		(375)
1. Guarantee Deposits		12,474		8,974
2. Software		1,823		2,493
3. Accounts Receivable		241,651		51,358
4. Accrued Income		7,822		8,738
5. Advance Payments				10
6. Prepaid Expenses		680		11,567
7. Deferred Tax Asset		4,080
8. Derivative Assets		9,127
9. Sundry Assets		5,323		3,824
Total Assets		29,616,670		27,120,706

Liabilities
I. Borrowings		6,586,104		6,267,318
1. Borrowings in Won		5,000		674,000
2. Debentures in Won	6,370,000		5,400,000

Discounts	(12,223)	6,357,777	(8,263)	5,391,737
3. Debentures in Foreign Currency	223,533		202,051
Discounts	(206)	223,327	(470)	201,581
II. Other Liabilities		305,813		125,027
1. Taxes Withheld		3,076		2,516
2. Dividends Payable		2,920		2,631
3. Accounts Payable		4,287		5,056
4. Accrued Expenses		128,516		98,875
5. Unearned Revenues		111		122
6. Income Taxes Payable		165,871
7. Accrued Severance Benefits	5,163		3,741
Deposits with Insurance Company for Severance Benefits			(2,300)
8.Pension for Retirement and Severance Benefits	(4,131)	1,032		1,441
9. Derivative Liabilities				14,386
Total Liabilities		6,891,917		6,392,345

Stockholders’ Equity
I. Capital Stock		2,852,473		2,852,473
1.Common Stock		2,370,998		2,370,998
2. Preferred Stock		481,475		481,475
II. Capital Surplus		9,924,851		9,924,852
1. Paid-in Capital in excess of Par Value		9,533,986		9,533,986
2. Other Capital Surplus		390,865		390,866
III. Capital Adjustment		(390,916)		(417,142)
1. Other		(390,916)		(417,142)
IV. Accumulated Other Comprehensive Income		1,382,007		1,182,574
1. Unrealized Gain on Equity Method Accounted Investments		1,387,986		1,194,265
2. Unrealized Loss on Equity Method Accounted Investments		(4,277)		(7,414)
3. Valuation Loss on Derivatives		(1,702)		(4,277)
V. Retained Earnings		8,956,338		7,185,604
1. Legal Reserve		1,152,507		1,021,878
2. Unappropriated Retained Earnings		7,803,831		6,163,726
Total Stockholders’ Equity		22,724,753		20,728,361

Total Liabilities and Stockholders’ Equity		29,616,670		27,120,706

1) Income Statements
Non-Consolidated Statements of Income
Year ended December 31, 2010 and December 31, 2009
(In millions of KRW)

	For the year ended		For the year ended
	December 31, 2010		December 31, 2009

I. Operating Revenues		2,820,008		1,800,354

(1) Gain from Equity Method Accounted Investments		2,572,884		1,511,064
(2) Interest Income		104,359		138,472
1. Interest on Due from Banks	12,025		18,584
2. Interest on Loans	92,334		119,888
(3) Royalty		121,283		136,025
(4) Gain on Foreign Currency Transaction		—		10,818
(5) Gain on Derivatives Trading		21,482
(6) Other Operating Revenues		—		3,975
1.Reversal of Allowance for Possible Loan Losses	—		3,975	—
II. Operating Expenses		442,487		504,176

(1) Loss from Equity Method Accounted Investments		345		244
(2) Interest Expenses		341,604		421,627
1. Interest on Borrowings	12,891		64,518
2. Interest on Debentures	328,713		357,109
(3) Loss on Foreign Currency Transaction		21,482		—
(4) Loss on Derivatives Trading		—		10,818
(5) Commission Expenses		201		340
(6) Administrative Expenses		78,855		71,147
1. Salaries	28,187		26,479
2. Retirement Benefits	1,475		1,425
3. Employee Benefits	2,848		1,797
4. Rent	1,526		1,164
5. Entertainment	1,710		1,387
6. Depreciation	650		460
7. Amortization on Intangible Assets	731		433
8. Bad Debt Expense	349		—

	For the year ended			For the year ended
	December 31, 2010			December 31, 2009
9. Taxes and Dues	630			609
10. Advertising	26,186			18,788
11.Commissions	10,754			15,570
12. Other expenses	3,809			3,035
III. Operating Income			2,377,521			1,296,178

IV. Non-Operating Income			937			11,131
(1) Gain on Disposition of Equity Method Accounted Investments	—			10,509
(2) Gain on Sale of Premises and Equipment	1			40
(3) Miscellaneous	936			582
V. Non-Operating Expenses			811			1,030
(1) Loss on Deposition of Equity Method of Accounted Investment	—			—
(2) Loss on Sale of Premises and Equipment	1			2
(3) Contribution	799			631
(4) Miscellaneous	11			397
VI. Income Before Income Tax Expenses			2,377,647			1,306,279
VII. Income Tax Benefits			3,537			13
VIII. Net Income for Year			2,381,184			1,306,292

IX. Earnings per Share
(1) Basic Earnings per Share		KRW	4,525		KRW	2,305
(2) Diluted Earnings per Share		KRW	4,445		KRW	2,292

3) Statements of Appropriations of Retained Earnings
Non-Consolidated Statements of Appropriations of Retained Earnings (Draft)
Year ended December 31, 2010 and December 31, 2009
(In millions of KRW)

		Year ended		Year ended
		December 31, 2010		December 31, 2009

	I. Unappropriated Retained Earnings		7,803,831		6,163,727

	1. Unappropriated Retained Earnings carried over from prior years	5,422,444		4,861,736
	2. Change in Retained Earnings of subsidiaries	203		(4,301)
	3. Redemption of Preferred Stock	2,381,184		1,306,292
	4. Net Income for Period	5,422,444		4,861,736
	II. Appropriation of Retained Earnings		824,354		741,283

	1. Legal Reserve	238,118		130,629
	2. Voluntary Reserve	—		182,794
	3. Dividends	586,236		427,860
	1) Cash Dividends on Common Stock	355,650		189,680
Dividend per share:	KRW 750 for 2010
	KRW 400 for 2009
	2) Cash Dividends on Preferred Stock	230,586		238,180
	Dividend per share
	Series 5 :
	KRW 730.674 (14.6135%) for 2009
	Series 8 :
	KRW 11,790 (235.8%) for 2009
	Series 10 :
	KRW 7,000 (140%) for 2010
	KRW 7,000 (140%) for 2009
	Series 11 :
	KRW 1,878.695 (37.5739%) for 2010
	KRW 1,878,695 (37.5739%) for 2009
	III. Unappropriated Retained Earnings carried over to subsequent year		6,979,477		5,422,444

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By /s/ Buhmsoo Choi

Name:	Buhmsoo Choi
Title:	Chief Financial Officer
Date: February 21, 2011